UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Zones, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

624906 10 3

(CUSIP Number)

Firoz H. Lalji and Najma Lalji
707 South Grady Way
Renton, WA 98055

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 624906 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Firoz H. Lalji

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,770,300

	8.	Shared Voting Power 28,700

	9.	Sole Dispositive Power 6,770,300

	10.	Shared Dispositive Power 28,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,799,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) TM

13.	Percent of Class Represented by Amount in Row (11) 48.9%

14.	Type of Reporting Person (See Instructions) IN

TM                                    The calculation is based on a total of 13,908,699 shares of Common Stock consisting of (i) 13,581,169 shares of Common Stock outstanding as of May 9, 2002, as last reported  by the Issuer in its 10-Q filed with the Securities and Exchange Commission on May 15, 2002, and (ii) 327,500 shares of Common Stock issuable upon exercise by Mr. Lalji on options to purchase 327,500 shares of Common Stock.

CUSIP No. 624906 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Najma Lalji

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,770,300

	8.	Shared Voting Power 28,700

	9.	Sole Dispositive Power 6,770,300

	10.	Shared Dispositive Power 28,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,799,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) TM

13.	Percent of Class Represented by Amount in Row (11) 48.9%

14.	Type of Reporting Person (See Instructions) IN

TM                                    The calculation is based on a total of 13,908,699 shares of Common Stock consisting of (i) 13,581,169 shares of Common Stock outstanding as of May 9, 2002, as last reported  by the Issuer in its 10-Q filed with the Securities and Exchange Commission on May 15, 2002, and (ii) 327,500 shares of Common Stock issuable upon exercise by Mr. Lalji on options to purchase 327,500 shares of Common Stock.

Item 1.	Security and Issuer

This constitutes Amendment No. 1 to the Statement on Schedule 13D, dated April 29, 2002, relating to shares of Common Stock, no par value, of Zones, Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 707 South Grady Way, Renton, WA 98055.

Item 2.	Identity and Background

Firoz H. Lalji is the Chairman and Chief Executive Officer of the Issuer.  Mr. Lalji's business address is 707 South Grady Way, Renton, WA 98055. During the last five years, Mr. Lalji has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Lalji is a citizen of Canada.

Najma Lalji is the wife of Firoz Lalji.  Mrs. Lalji is a homemaker.  Mrs. Lalji’s business address is c/o Firoz H. Lalji, Zones, Inc., 707 South Grady Way, Renton, Washington 98055.  During the last five years, Mrs. Lalji has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mrs. Lalji is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration
Personal funds and $1 million in funds borrowed from the seller of the shares acquired in the private transaction described below.

Item 4.	Purpose of Transaction

Mr. and Mrs. Lalji acquired the shares reported herein for investment purposes and/or as compensation for Mr. Lalji’s services to the Issuer.  A trustee holding shares for the benefit of Mr. and Mrs. Lalji’s minor daughter acquired the shares set forth below, on the dates and at the prices shown, in open market transactions (the Lalji’s disclaim beneficial ownership of these shares):

Date	Price per Share	Number of Shares
05/01/2002	1.0200	3,100
05/02/2002	1.0200	17,400
	1.0800	1,500
05/24/2002	1.0800	408
05/28/2002	1.0900	500
05/29/2002	1.1400	4,092

Mr. and Mrs. Lalji acquired the shares set forth below, on the dates and at the prices shown, in open market transactions:

Date	Price per Share	Number of Shares
05/02/2002	1.0500	500
05/02/2002	1.0800	1,000
05/03/2002	1.0909	2,500
05/08/2002	1.0400	6,300

05/13/2002	1.0400	5,000
05/15/2002	1.1000	2,000
05/17/2002	1.0300	8,100
05/17/2002	1.0800	1,400
05/17/2002	1.0900	1,000
05/17/2002	1.1000	3,400
05/20/2002	1.0300	5,000
05/20/2002	1.0900	1,000
05/21/2002	1.0900	6,000
05/29/2002	1.1400	6,900
05/29/2002	1.1100	1,000
05/29/2002	1.1200	1,000
05/29/2002	1.1300	1,100
05/29/2002	1.1400	9,500
05/29/2002	1.1500	3,100

                Mr. and Mrs. Lalji used personal funds to effectuate the above purchases.  On May 30, 2002, Mr. and Mrs. Lalji purchased 1,651,000 shares of the Issuer’s Common Stock at $1.60 per share in a private transaction.  130,140 of these shares were purchased through a custodial account for the benefit of the Lalji’s minor daughter.  Mr. and Mrs. Lalji used a combination of personal funds and funds borrowed from the seller of the shares to effectuate this purchase.

                Subject to market conditions, trading window and other restrictions of the Issuer’s insider trading policy, and such other considerations as they deem relevant, Mr. and Mrs. Lalji intend to purchase additional shares of the Issuer’s Common Stock in the open market or in private transactions at such times and at such prices as they find attractive.  Mr. and Mrs. Lalji reserve the right to dispose of shares of the Issuer’s Common Stock from time to time.

                Except as set forth above, Mr. and Mrs. Lalji do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

For purposes of Rule 13d-3, Mr. Lalji is the beneficial owner of 6,799,000 shares of Common Stock (including options to purchase 327,500 shares of the Issuer’s Common Stock).  Such shares represent approximately 48.9% of the Issuer’s Common Stock based upon approximately 13,908,669 shares of the Issuer’s Common Stock outstanding as of May 9, 2002 (which total outstanding number includes shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of the filing date, held by Mr. Lalji, but not options held by any other person). Of the shares he beneficially owns, Mr. Lalji has sole voting and power of disposition over 6,770,300 shares, and shared voting and power of disposition over 28,700 shares.  For purposes of Rule 13d-3, Mrs. Lalji is the beneficial owner of 6,799,000 shares of Common Stock, representing approximately 48.9% of the Issuer’s Common Stock.  Of the shares she beneficially owns, Mrs. Lalji has sole voting power and power of disposition over 6,770,300 shares, and shared voting and power of disposition over 28,700 shares.  Except as described in Items 3 and 4 above, the filers have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Joint Filing Agreement dated June 5, 2002, by and between Firoz H. Lalji and Najma Lalji

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2002	By:	/s/ Firoz H. Lalji
Firoz H. Lalji
Chairman and Chief Executive Officer of Zones, Inc.

Dated: June 5, 2002	By:	/s/ Najma Lalji
Najma Lalji

EXHIBIT INDEX

Exhibit No.	Exhibit
1.	Joint Filing Agreement, dated June 5, 2002, by and between Firoz H. Lalji and Najma Lalji

JOINT FILING AGREEMENT

                    The undersigned agree that the statement on Schedule 13D dated May 30, 2002, with respect to the Common Stock of Zones, Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Dated:  June 5, 2002

By:	/s/ Firoz H. Lalji
Firoz H. Lalji
Chairman and Chief Executive Officer
of Zones, Inc.

By:	/s/ Najma Lalji
Najma Lalji